EXHIBIT 21.1

Subsidiaries of the Company

Name	Jurisdiction	Ownership Interest
Araucania Flowers SA	Chile	24.4%
Bloomia B.V.	Netherlands	81.4%
Bloomia PTY Ltd.	South Africa	81.4%
Farmland Credit, Inc.	Minnesota, United States	100.0%
Farmland Credit AV, LLC	Minnesota, United States	100.0%
Farmland Credit FR, LLC	Minnesota, United States	100.0%
Fresh Tulips USA, LLC	Delaware	81.4%
Tulp 24.1, LLC	Delaware, United States	81.4%
Tulipa Acquisitie Holding B.V.	Netherlands	81.4%